Exhibit 99.(a)(5)(D)

-FOR IMMEDIATE RELEASE-

ELRON COMMENCES

ADDITIONAL OFFER PERIOD FOR GIVEN IMAGING TENDER OFFER

Tel Aviv, June 16 , 2008 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that all of the conditions have been satisfied for its previously-announced tender offer to purchase up to 1,462,640 ordinary shares of Given Imaging Ltd. (Nasdaq & TASE: GIVN) at $16.54 per share, net to the seller in cash, less any required withholding taxes and without interest. Elron has been advised by the depositaries for the offer that, as of 10:00 a.m., New York time, or 5:00 p.m., Israel time, on June 16, 2008, there were (1) 5,146,009 Given Imaging shares validly tendered representing approximately 17.59% of the share capital and voting rights in Given Imaging and (2) 50,492 Given Imaging shares represented by notices of objection to the offer representing approximately 0.17% of the share capital and voting rights in Given Imaging.

Accordingly, as required by Israeli law and as contemplated in its offer to purchase:

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Elron is providing an additional period of four calendar days, until 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Friday, June 20, 2008, during which Given Imaging shareholders who, with respect to each share owned by them, did not respond to the offer, have notified Elron of their objection to the offer, or have tendered such share but withdrawn their tender prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on June 16, 2008, may tender such shares. Shareholders will have no withdrawal rights during this additional four-calendar day period; and

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Elron will purchase, subject to proration, the shares validly tendered in the offer prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Friday, June 20, 2008, the final expiration date of the offer.

Shareholders who hold their shares through brokers or other nominees and wish to tender their shares prior to the final expiration date should consider contacting such brokers to ensure their tender instructions are forwarded in ample time to permit such brokers to submit a tender on their behalf in a timely fashion.

On June 13, 2008 and on June 16, 2008, the last full trading day before this announcement on Nasdaq and on the Tel Aviv Stock Exchange ("TASE"), respectively, the closing sale price of the Given Imaging shares was $15.14 on Nasdaq and NIS 51.66 ($15.11 based on an exchange rate of NIS 3.418 per United States dollar as of June 16, 2008) on the TASE.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase (as amended) included as an exhibit to the Tender Offer Statement on Schedule TO (as amended) previously filed (or, with respect to this amendment, that will be filed) with the U.S. Securities and Exchange Commission (SEC) and with the Israel Securities Authority (ISA). American Stock Transfer & Trust Company is the U.S. Depositary for the offer and Clal Finance Batucha Investment Management Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Given Imaging. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Given Imaging should read the tender offer materials, which were filed by Elron, and the Tender Offer Solicitation/Recommendation Statement with respect to the tender offer which was filed by Given Imaging, with the SEC and the ISA. Shareholders of Given Imaging should read the tender offer materials and the Solicitation/Recommendation Statement (as may be amended from time to time) because they contain important information about the tender offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or toll free (800) 322-2885. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by Given Imaging and Elron with the Securities and Exchange Commission, which Elron urges investors to consider. Elron undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.